UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 2)

Medical Advisory Systems, Inc.
(Name of Issuer)
Common Stock - $0.005 par value
(Title of Class of Securities)
58449P 10 1
(CUSIP Number)
Garrett A. Sullivan Applied Digital Solutions, Inc. 400 Royal Palm Way, Suite 410 Palm Beach, Florida 33480 Tel: (561) 366-4800 Fax: (561) 366-0002
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2001
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Applied Digital Solutions, Inc. 43-1641533 Digital Angel Corporation 84-1079037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Applied Digital Solutions, Inc. 00 Digital Angel Corporation AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Applied Digital Solutions, Inc. Missouri Digital Angel Corporation Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 19,600,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING	9	SOLE DISPOSITIVE POWER 19,600,000
PERSON WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,600,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 3 of 14 Pages

Item 1.         Security and Issuer.

         This Statement on Schedule 13D/A (the "Schedule 13D/A") relates to shares of Common Stock, par value $0.005 per share (the "Shares"), of Medical Advisory Systems, Inc., a Delaware corporation ("DOC" or the "Company"). The principal executive offices of DOC are located at 8050 Southern Maryland Boulevard, Owings, Maryland 20736.

Item 2.        Identity and Background.

        (a)-(c), (f).    Applied Digital Solutions, Inc., a Missouri corporation, has its principal place of business at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Digital Angel Corporation, a Delaware corporation ("Digital Angel"), is a wholly-owned subsidiary of Applied Digital Solutions, Inc., with its principal place of business at 490 Villaume Avenue, South St. Paul, Minnesota 55075. Applied Digital Solutions, Inc. and Digital Angel are collectively referred to herein as the "Reporting Person."

        Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

        (d) and (e).    Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired its initial interest in the Shares in connection with the execution of two stock purchase agreements (see Item 5 below) pursuant to which the Reporting Person acquired Eight Hundred Fifty Thousand (850,000) Shares from the current holders thereof, Dr. Thomas Hall, Ronald W. Pickett, Parlett Pickett, and Marshall Pickett. Pursuant to each stock purchase agreement, the Reporting Person issued shares of its own common stock upon consummation of the stock purchase agreement in payment of the full purchase price thereunder. No other financing was required to effect the transaction.

        The Reporting Person acquired an additional interest in the Shares in connection with the execution of an Agreement and Plan of Merger, a copy of which is attached as an exhibit hereto and hereby is incorporated herein by reference (the "Merger Agreement") (see Item 5 below). Upon the consummation of the merger (the "Merger"), the Reporting Person will acquire an additional Eighteen Million Seven Hundred Fifty Thousand (18,750,000) Shares from the Issuer. Pursuant to the Merger Agreement, the Reporting Person will exchange its ownership interests in Digital Angel for the Shares. No other financing was required to effect the transaction.

Item 4.        Purpose of Transaction.

        The Reporting Person entered into a Stock Purchase Agreement with Dr. Thomas Hall dated as of February 27, 2001 and a Stock Purchase Agreement with Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated February 27, 2001, copies of which are attached as exhibits hereto and hereby incorporated herein by reference (collectively, the "Purchase Agreements").

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 4 of 14 Pages

As a result of the transactions, Dr. Thomas Hall received One Million Nine Hundred Fifty-four Thousand (1,954,000) shares of common stock of the Reporting Person and Ronald W. Pickett, Parlett Pickett and Marshall Pickett received One Million Three Hundred Sixty-eight Thousand (1,368,000) shares of common stock of the Reporting Person. The Reporting Person entered into the Purchase Agreements with the intent of acquiring a significant financial stake in the Issuer. Pursuant to the Purchase Agreements, the Issuer designated two representatives of the Reporting Person who were elected to the Issuer's Board of Directors, and also designated two other independent individuals who were also elected to the Issuer's Board of Directors.

        The Reporting Person executed the Merger Agreement with Issuer on November 1, 2001, subject to the Issuer's right to terminate based upon its review of schedules to the Merger Agreement. Issuer did not exercise its right to terminate and the Merger Agreement was finalized on November 6, 2001. Under the terms of the Merger Agreement, Digital Angel will become a wholly owned subsidiary of Issuer and Issuer will be renamed Digital Angel Corporation. The Merger is conditioned on approval by Issuer's stockholders and the satisfaction of other conditions set forth in the Merger Agreement, including amendments to the certificate of incorporation to change the Issuer's name to Digital Angel Corporation and to authorize the issuance of additional Shares. In consideration of the Merger, Reporting Person, will receive approximately Eighteen Million Seven Hundred Fifty Thousand (18,750,000) Shares. The Reporting Person entered into the Merger Agreement with the intent of acquiring control of the Issuer. Until the Merger is completed, Issuer's stock will continue to trade as AMEX: "DOC". Upon the successful consummation of the Merger, Issuer intends to apply for a NASDAQ-National Market System listing.

Item 5.        Interest in Securities of the Issuer.

        (a) and (b).   As of February 27, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of Eight Hundred Fifty Thousand (850,000) Shares pursuant to the Purchase Agreements, constituting approximately 16.6% of the outstanding Shares (based on 5,120,481 Shares outstanding on February 27, 2001). Upon consummation of each Purchase Agreement, the Reporting Person obtained the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

        Following the consummation of the Merger, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of an additional Eighteen Million Seven Hundred Fifty Thousand (18,750,000) Shares for a total of Nineteen Million Six Hundred Thousand (19,600,000) Shares, constituting approximately 82.0% of the outstanding Shares (based on approximately Twenty Three Million Nine Hundred Thousand (23,900,000) Shares outstanding following the approval of Issuer's stockholders to authorize additional Shares). Upon consummation of the Merger Agreement, the Reporting Person shall obtain the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

        Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

        (c).   Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any director or executive officer of the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 5 of 14 Pages

        (d).    The Reporting Person or one of its designees has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all of the Shares.

        (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to
                     Securities of the Issuer.

        None.

Item 7.         Material to be Filed as Exhibits.

        Attached hereto or incorporated herein as exhibits are the following documents:

Exhibit 2.1	Stock Purchase Agreement by and between the Reporting Person and Dr. Thomas Hall dated as of February 27, 2001.
Exhibit 2.2	Stock Purchase Agreement by and among the Reporting Person, Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated as of February 27, 2001.
Exhibit 2.3	Agreement and Plan of Merger by and among the Reporting Person, the Issuer and Acquisition Subsidiary, Inc. dated as of November 1, 2001.
CUSIP No. 58449P 10 1	Schedule 13D/A	Page 6 of 14 Pages

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 27, 2001

Applied Digital Solutions, Inc.
By:	/s/ JEROME C. ARTIGLIERE
Name: Jerome C. Artigliere Title: Senior Vice President and Chief Financial Officer
Digital Angel Corporation
By:	/s/ JEROME C. ARTIGLIERE
Name: Jerome C. Artigliere Title: Vice President and Secretary
CUSIP No. 58449P 10 1	Schedule 13D/A	Page 7 of 14 Pages

Appendix A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF APPLIED DIGITAL SOLUTIONS, INC.

        Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Applied Digital Solutions, Inc. The principal address of Applied Digital Solutions, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Applied Digital Solutions, Inc.

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Arthur F. Noterman	Mr. Noterman, a Chartered Life Underwriter, has served as a Director since February 1997, and serves on the Audit Committee of the Board of Directors of Applied Digital Solutions, Inc. An operator of his own insurance agency, Mr. Noterman is a registered NASD broker affiliated with a Chicago, Illinois registered broker/dealer. Mr. Noterman attended Northeastern University from 1965 to 1975 and obtained the Chartered Life Underwriters Professional degree in 1979 from The American College, Bryn Mawr, Pennsylvania.

Constance K. Weaver	Ms. Weaver was elected to the Board of Directors in July 1998 and serves on the Compensation and Audit Committees of the Board of Directors of Applied Digital Solutions, Inc. From 1996 to the present, Ms. Weaver has been Vice President, Investor Relations and Financial Communications for AT&T Corporation. From 1995 through 1996 she was Senior Director, Investor Relations and Financial Communications for Microsoft Corporation. From 1993 to 1995 she was Vice President, Investor Relations, and from 1991 to 1993 she was Director of Investor Relations, for MCI Communications, Inc. Ms. Weaver is a director of Primark Corporation and the National Investor Relations Institute (NIRI). She earned a Bachelor of Science degree from the University of Maryland in 1975.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 8 of 14 Pages

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Richard S. Friedland	Mr. Friedland was elected to the Board of Directors in October 1999 and is Chairman of the Audit Committee and serves on the Compensation Committee of the Board of Directors of Applied Digital Solutions, Inc. He was previously associated with General Instrument Corporation. During his 19-year tenure, he held various executive positions, including Chief Financial Officer, President and Chief Operating Officer. In 1995, he was appointed Chairman of the Board and Chief Executive Officer. Mr. Friedland currently serves on the boards of Tech-Sym Corporation, Zilog, Inc. and Video Network Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State University in 1972 and a Master of Business Administration degree from Seton Hall University in 1985.

Richard J. Sullivan	Mr. R. Sullivan was elected to the Board of Directors, and named Chief Executive Officer of Applied Digital Solutions, Inc., in May 1993. He was appointed Secretary in March 1996 and is a member of the Compensation Committee of the Board of Directors of Applied Digital Solutions, Inc. Mr. R. Sullivan is currently Chairman of Great Bay Technology, Inc. From August 1989 to December 1992, Mr. R. Sullivan was Chairman of the Board of Directors of Consolidated Convenience Systems, Inc., in Springfield, Missouri. He has been the Managing General Partner of The Bay Group, a merger and acquisition firm in New Hampshire, since February 1985. Mr. R. Sullivan was formerly Chairman and Chief Executive Officer of Manufacturing Resources, Inc., an MRP II software company in Boston, Massachusetts, and was Chairman and CEO of Encode Technology, a "Computer-Aided Manufacturing" company, in Nashua, New Hampshire from February 1984 to August 1986. Mr. R. Sullivan is married to Angela M. Sullivan.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 9 of 14 Pages

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Garrett A. Sullivan	Mr. G. Sullivan has served as Vice Chairman of Applied Digital Solutions, Inc. since January 2001. From March 1995 until his appointment to Vice Chairman, Mr. G. Sullivan served as President of Applied Digital Solutions, Inc. He was elected to the Board of Directors of Applied Digital Solutions, Inc. in August 1995 and was acting Secretary from March 1995 to March 1996 and acting Chief Financial Officer from March 1995 to February 1997. He currently serves on the Board of Directors of SysComm International Corporation. From 1993 to 1994, he was an Executive Vice President of Envirobusiness, Inc. From 1988 to 1993, he served as President and Chief Operating Officer of two companies in the electronics and chemical industries which were owned by Philips North America. He was previously a partner in The Bay Group, a merger and acquisition firm in New Hampshire, from 1988 to 1993. From 1981 to 1988, Mr. G. Sullivan was President of Granada Hospital Group, Burlington, Massachusetts. He earned a Bachelor of Arts degree from Boston University in 1960 and an MBA from Harvard University in 1962. Mr. G. Sullivan is not related to Richard J. Sullivan.

Daniel E. Penni	Mr. Penni has served as a Director since March 1995 and is Chairman of the Compensation Committee, and serves on the Audit Committees of the Board of Directors of Applied Digital Solutions, Inc. Since March 1998, he has been an Area Executive Vice President for Arthur J. Gallagher & Co., an insurance agency. He has worked in many sales and administrative roles in the insurance business since 1969. He was President of the Boston Insurance Center, Inc., an insurance agency, until 1988. Mr. Penni was founder and President of BIC Equities, Inc., a broker/dealer registered with the NASD. Mr. Penni graduated with a Bachelor of Science degree in 1969 from the School of Management at Boston College.

Angela M. Sullivan	Ms. Sullivan has served as a Director since April 1996 and serves on the Compensation Committee of the Board of Directors of Applied Digital Solutions, Inc. From 1988 to the present, Ms. Sullivan has been a partner in The Bay Group, a merger and acquisition firm, President of Great Bay Technology, Inc., and President of Spirit Saver, Inc. Ms. Sullivan earned a Bachelor of Science degree in Business Administration in 1980 from Salem State College. Ms. Sullivan is married to Richard J. Sullivan.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 10 of 14 Pages

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Jerome C. Artigliere	Mr. Artigliere joined a subsidiary of Applied Digital Solutions, Inc. as President in January 1998, and was appointed Vice President of Applied Digital Solutions, Inc. in April 1998, and Treasurer in December 1999, and in January 2001 was appointed Senior Vice President and Chief Financial Officer. From 1996 to 1997 he was Regional Vice President at General Electric Capital Corporation in Portsmouth, New Hampshire. Prior to that, from 1994 to 1996 he was State Vice President at First National Bank in Portsmouth, New Hampshire, a commercial bank subsidiary of Peoples Heritage Bank of Portland, Maine. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson University in 1980.

Michael E. Krawitz	Mr. Krawitz joined Applied Digital Solutions, Inc. as Assistant Vice President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in December 1999 and Senior Vice President in January 2001. From 1994 to April 1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver & Jacobson in New York. Mr. Krawitz earned a Bachelor of Arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 11 of 14 Pages

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF DIGITAL ANGEL CORPORATION

        Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Digital Angel Corporation. The principal address of Digital Angel Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 490 Villaume Avenue, South St. Paul, Minnesota 55075. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Digital Angel Corporation.

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Richard S. Friedland	Mr. Friedland was elected to the Board of Directors of Digital Angel Corporation in September 2000. Mr. Friedland has served on Applied Digital Solutions, Inc.'s Board of Directors since october 1999 and is Chairman of the Audit Committee and serves on the Compensation Committee of the Board of Directors of Applied Digital Solutions, Inc. He was previously associated with General Instrument Corporation. During his 19-year tenure, he held various executive positions, including Chief Financial Officer, President and Chief Operating Officer. In 1995, he was appointed Chairman of the Board and Chief Executive Officer. Mr. Friedland currently serves on the boards of Tech-Sym Corporation, Zilog, Inc. and Video Network Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State University in 1972 and a Master of Business Administration degree from Seton Hall University in 1985.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 12 of 14 Pages

Richard J. Sullivan	Mr. R. Sullivan was elected to the Board of Directors of Digital Angel Corporation in December 1999. Mr. R. Sullivan was elected to the Board of Directors and named Chief Executive Officer of Applied Digital Solutions, Inc. in May 1993. He was appointed Secretary in March 1996 and is a member of the Compensation Commitee of the Board of Directors of Applied Digital Solutions, Inc. Mr. R. Sullivan is currently Chairman of Great Bay Technology, Inc. From August 1989 to December 1992, Mr. R. Sullivan was Chairman of the Board of Directors of Consolidated Convenience Systems, Inc., in Springfield, Missouri. He has been the Managing General Partner of The Bay Group, a meger and acquisition firm in New Hampshire, since February 1985. Mr. R. Sullivan was formerly Chairman and Chief Executive Officer of Manufacturing Resources, Inc., an MRP II software company in Boston, Massachusetts, and was Chairman and CEO of Encode Technology, a "Computer-Aided Manufacturing" company, in Nashua, New Hampshire from February 1984 to August 1986. Mr. R. Sullivan is married to Angela M. Sullivan.

Garrett A. Sullivan	Mr. G. Sullivan was elected to the Board of Directors of Digital Angel Corporation in December 1999 and has been Vice President since March 2000 and Treasurer since December 1999. Mr. G. Sullivan has served as Vice Chairman of Applied Digital Solutions, Inc. since January 2001. From March 1995 until his appointment to Vice Chairman, Mr. G. Sullivan served as President of Applied Digital Solutions, Inc. He was elected to the Board of Directors of Applied Digital Solutions, Inc. in August 1995 and was acting secretary from March 1995 to March 1996 and acting Chief Financial Officer from March 1995 to February 1997. He currently serves on the Board of Directors of SysComm International Corporation. From 1993 to 1994, he was an Executive Vice President of Envirobusiness, Inc. From 1988 to 1993, he served as President and Chief Operating Officer of two companies in the electronics and chemical industries which were owned by Philips North America. He was previously a partner in The Bay Group, a merger and acquisition firm in New Hampshire, from 1988 to 1993. From 1981 to 1988, Mr. G. Sullivan was President of Granada Hospital Group, Burlington, Massachusetts. He earned a Bachelor of Arts degree form Boston University in 1960 and an MBA from Harvard University in 1962. Mr. G. Sullivan is not related to Richard J. Sullivan.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 13 of 14 Pages

James P. Santelli	Mr. Santelli joined Digital Angel Corporation in September 1999 as Vice President, Finance and Chief Financial Officer. Mr. Santelli has also served as Vice President Operations. From October 1998 to September 1999 he was Chief Operating Officer of Doorlite, Inc., and from November 1995 to October 1998 he was Vice President Finance/Chief Financial Officer of Hartzell Manufacturing, Inc. From 1984 to 1995 he held senior financial and operating positions with several start-up and emerging companies. In addition, he has held financial positions with major national firms including Pillsbury Co., Northrup King Co. and The Musicland Group. He served in the U. S. Marine Corps from 1969-73. Mr. Santelli has a Bachelor's degree in economics from Carleton College and an M.B.A. in finance from Cornell University.

Peter Zhou	Dr. Zhou has been President of Digital Angel Corporation since its formation in December of 1999 and has been a Director since September of 2000. Prior to joining Digital Angel, Dr. Zhou was Vice President of Technology at Sentry Technology Corporation. Prior to that, Dr. Jhou held the position of Vice President, Technology at Knogo North America. Dr. Zhou has also been an Adjunct Professor at State University of New York (Old Westbury). Earlier in his career, Dr. Zhou was a Research Investigator at the University of Pennsylvania, and a Research Scientist at Max-Planck Institute in Stuttgart, Germany. He holds a Ph.D. in Materials Science from the University of Pennsylvania and a Master of Science degree in Solid State Physics from Beijing University of Science and Technology.

Randolph Geissler	Mr. Geissler has been Chairman and Chief Executive Officer of Digital Angel Corporation since the merger of Destron Fearing Corporation into Digital Angel Corporation in September 2000. Prior to that, Mr. Geissler served as Chef Executive Officer of Destron, a position he held since November 1993. He also served as Interim Chief Executive Officer during the merger of Destron/ID and Fearing Manufacturing Co., Inc., a company he owned since 1987. Mr. Geissler was also the President and Chief Executive Officer of Fearing. Prior to 1987, he held a variety of positions with Fearing, including product manager and director of corporate research and development-ectoparaciticides. He received his degree in Veterinary Animal Science from the University of Wisconsin River Falls in 1982.

CUSIP No. 58449P 10 1	Schedule 13D/A	Page 14 of 14 Pages

Jerome C. Artigliere	Mr. Artigliere has served as Vice President of Digital Angel Corporation since December 2000 and Assistant Secretary since September 2000. Mr. Artigliere joined a subsidiary of Applied Digital Solutions, Inc. as President in January 1998, and was appointed Vice President of Applied Digital Solutions, Inc. in April 1998, and Treasurer in December 1999, and in January 2001 was appointed Senior Vice President and Chief Financial Officer. From 1996 to 1997 he was Regional Vice President at General Electric Capital Corporation in Portsmouth, New Hampshire. Prior to that, from 1994 to 1996 he was State Vice President at First National Bank in Portsmouth, New Hampshire, a commerical bank subsidiary of Peoples Heritage Bank of Portland, Maine. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson University in 1980.